Exhibit 99.3

PRESS RELEASE

France: TotalEnergies commits to its employees' energy

transition

Paris, November 9, 2023 – As part of its transition strategy, TotalEnergies is committed to support its 35,000 employees in France in their own ecological transition effort to make their energy consumption or their mobility in their daily lives more sustainable.

To this end, TotalEnergies and the Company's trade union representatives in France (CFDT, CFE-CGC and CGT) have unanimously signed a collective agreement to support employees in their energy transition, whether for their mobility or for their residential purposes.

This agreement notably provides the 35,000 employees with an individual “energy efficiency and transition” allowance of €2,000 gross enabling 80% of their purchases or services relating to housing and mobility to be reimbursed.

▪	Mobility purposes include:

o	the purchase of an electric or hybrid vehicle;

o	the purchase of a Crit’Air 1 vehicle;

o	the purchase of an electric bicycle;

o	installation of charging points for electric cars and plug-in hybrid cars at home;

o	devices to reduce vehicle emissions, such as "flexfuel" and other biofuel conversion kits.

▪	Home-related purposes include:

o	Renovation: energy performance diagnosis, insulation work and materials, installation of electricity meters and resale contracts, etc.;

o	Improvement: installation of solar panels, domestic wind turbines, heat pumps, a new boiler (pellet and log-fired, condensing gas-powered or very high performance), a connected thermostat (or with an efficient control system), a water heater (solar or thermodynamic), and any new, lower emissions heating system;

o	the purchase of specific household appliances with high energy efficiency or a high repairability index.

This agreement complements the offers of services and products from the Company’s activities, intended for employees under certain conditions (discounts on station EV charging, supplies of heating pellets or logs, boiler maintenance).

The agreement applies from January 1, 2024, for a five-year period, and covers employees of all 100%-owned companies based in France, as well as employees of companies at least 50%-owned, subject to agreement by their governing bodies.

"At TotalEnergies, we are proud of this innovative and concrete agreement which allows us to support our 35,000 employees in France in their energy transition. As a major energy player, we are committed to helping our employees finance these changes in their daily lives. Thanks to this agreement, which is one of the first of this scale in France, we intend to make a positive contribution to the country's decarbonization targets," said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).